VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Conlon Danberg
Ms. Margaret Sawicki

Re:	General Enterprise Ventures, Inc
Amendment No. 5 to Registration Statement on Form S-1 Filed June 26, 2025 File No. 333-282611

Ladies and Gentlemen:

We are submitting this letter on behalf of General Enterprise Ventures, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated June 20, 2025 relating to the Company’s Amendment No. 4, filed June 12, 2025, to the Registration Statement on Form S-1 (Registration No. 333-282611) filed with the Commission on October 11, 2024 (as amended, the “Registration Statement”). Amendment No. 5 to the Registration Statement (“Amendment No. 5”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update its financial statements and other disclosures.

In connection with responding to these comments, the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filings, including all information required under the Securities Act of 1933, as amended, and all information investors require for an informed decision;

Staff comments, changes to disclosure in response to staff comments and/or declaration of effectiveness does not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments or declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 4 to Registration Statement on Form S-1 filed June 12, 2025

Business

Patents, trademarks and licenses and their duration, page 55

1.

We note your response to prior comment 6 and reissue the comment in part. The application title for patent 225-100USA000 still references a 20 May 2025 filing deadline. Please update this disclosure or advise. Additionally, please clarify the type of patent protection reflected by the “Pending Fire-Protected Product” and “Granted Fire-Protected Product” headers in the table and note whether there is a difference between the patents marked with an "X" and those marked with a "Y." Finally, please ensure the type of patent protection is noted for each patent in the table. It appears that no boxes were checked for patents 200-054PCT000 and 225-092PCT000.

In response to the Staff’s comment, the Company has updated the disclosure on pages 41-56 of Amendment No. 5. Specifically, (i) the correct title of invention for patent 225-100USA000 has replaced the date reminder; (ii) the type of patent protection has been updated; (iii) there are no patents marked with a "Y”; and (iv) the type of patent protection is noted for each patent, including patents 200-054PCT000 and 225-092PCT000.

Executive Compensation

Employment Agreements, page 63

2.	We note your response to prior comment 7. Please revise to describe the second sentence of Section 2(a) of Exhibits 10.3, 10.7 and 10.8.

In response to the Staff’s comment, the Company advises the Staff that the Company has updated the disclosures on page 63 of Amendment No. 5.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (832) 452-0269.

Sincerely,

Law Office of Anthony F. Newton

/s/ Anthony F. Newton
Anthony F. Newton